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                                                                  Exhibit (4)(d)

                   [METROPOLITAN LIFE INSURANCE COMPANY LOGO]

                       METROPOLITAN LIFE INSURANCE COMPANY

                                 A Stock Company
                   One Madison Avenue, New York, NY 10010-3690

                            CUSTODIAL IRA ENDORSEMENT

This Endorsement amends the Annuity Income Certificate to which it is attached, in order to satisfy the minimum distribution requirements of Internal Revenue Code Section 401(a)(9) and its applicable regulations.

THE DEFINITIONS OF "ANNUITY INCOME", AND "VALUATION DATE" IN QUESTION 1 ARE DELETED AND REPLACED WITH THE FOLLOWING:

         "Annuity income" as of any valuation date means the total fixed and variable payments that would be payable as of that date. (For an explanation of annuity income, see Question 4.)

         "Valuation date" refers to each day the variable payment is calculated. A valuation date will also occur on any day that we determine the fair market value.

THE FOLLOWING DEFINITION IS ADDED TO QUESTION 1:

         "Fair market value" of this certificate as determined by us on any valuation date is equal to the annuity income as of that date multiplied by the corresponding annuity purchase rate determined on that same date.

SUBSECTIONS (a) AND (d) OF THE "REQUIRED MINIMUM DISTRIBUTIONS" SECTION OF QUESTION 17 ARE DELETED AND REPLACED WITH THE FOLLOWING:

         (a) Payments under this certificate must comply with Code Section 401(a)(9) and the regulations thereunder, pertaining to the minimum distribution incidental benefit rules.

         (d) For Annuity Income Certificates issued as IRAs, SEPs, and SIMPLE IRAs, the federal tax law requires that payments must begin to made by April 1 of the year following the calendar year in which the annuitant becomes 70-1/2. Income payment must be made for the annuitant's life or for the joint lives of the annuitant and the beneficiary; or over a period no longer than the annuitant's life expectancy or joint life expectancy of the annuitant and the beneficiary (using Table V or Table VI of Regulation Section 1.72-9. Payments must be non-increasing or increase only as permitted under the income tax regulations or as otherwise permitted under federal tax law (e.g., payments may vary with the investment performance of the underlying assets).



Form G.20247-583

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THE FOLLOWING SUBSECTION IS ADDED TO QUESTION 17:

         FOR NON-QUALIFIED CERTIFICATES ISSUED TO CUSTODIAL IRAS:

         Payments must begin no later than the April 1 of the year following the calendar year in which the annuitant becomes 70-1/2. If the income payments that we would otherwise make during any calendar year are less than the required minimum distribution amount calculated under applicable federal income tax rules (treating the fair market value of this certificate as of the last business day of the prior calendar year as the only asset in the custodial IRA for purposes of this provision) then, unless you direct us otherwise, we will make an additional payment to you in a single sum on or before April 30 of that calendar year. The amount of this additional payment will, unless you request a smaller amount, be equal to the difference between the minimum distribution amount calculated by us and the income payments (exclusive of this additional payment) payable in the calendar year.

         If we make this additional payment, then the annuity income otherwise payable in the following calendar years will be reduced by a percentage equal to the ratio of this additional payment divided by the fair market value determined as of the date the additional payment was made.


/s/ Gwenn L. Carr
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    Gwenn L. Carr
    Vice-President & Secretary



Form G.20247-583